

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

John James
Chief Executive Officer
Fusion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

Re: Fusion Acquisition Corp.
Registration Statement on Form S-4
Exhibit Nos. 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10
Filed May 10, 2021
File No. 333-255936

Dear Mr. James:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance